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                            March 14, 2023

       Jiawen Miao
       Chief Executive Officer
       Harden Technologies Inc.
       Building 8, No. 6 Jingye Road
       Zhongshan City
       PR China 528400

                                                        Re: Harden Technologies
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed March 6, 2023
                                                            File No. 333-269755

       Dear Jiawen Miao:

              We have reviewed your amended registration statement and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment no. 1 to Form F-1

       Exhibit 23.1 Consent of Independent of Registered Public Accounting Firm, page 1

   1. Please file an updated consent from your auditor. Also, Friedman LLP should indicate in their consent that
their report is duel dated.
               You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Robert
       Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff
       Attorney, at 202-551-6521 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.
 Jiawen Miao
Harden Technologies Inc.
March 14, 2023
Page 2

                                        Sincerely,
FirstName LastNameJiawen Miao
                                        Division of Corporation Finance
Comapany NameHarden Technologies Inc.
                                        Office of Technology
March 14, 2023 Page 2
cc:       Bradley A. Haneberg
FirstName LastName